Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three months ended June 30, 2012 and 2011
(Unaudited)
_______________________

KEEGAN RESOURCES INC.

Condensed Interim Consolidated Statements of Financial Position – Unaudited	Expressed in United States Dollars

	June 30, 2012	March 31, 2012
Assets

Current assets:
Cash and cash equivalents	$188,359,850	$197,608,106
Receivables	177,156	244,308
Prepaid expenses and deposits	539,445	648,002
	189,076,451	198,500,416

Non-current assets:
Plant and equipment	2,007,673	1,984,719
Investment in associate	627,394	627,394
Mineral interests and development assets (note 3)	30,561,290	25,822,734
	33,196,357	28,434,847

Total assets	$222,272,808	$226,935,263

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (note 7)	$2,697,499	$4,813,773
	2,697,499	4,813,773

Non-current liabilities:
Asset retirement provision (note 5)	9,368,798	8,737,634
	9,368,798	8,737,634

Total liabilities	12,066,297	13,551,407

Shareholders’ Equity

Share capital	313,198,434	313,198,434
Equity reserves (note 6)	29,725,728	27,227,563
Accumulated deficit	(132,717,651)	(127,042,141)
Total shareholders’ equity	210,206,511	213,383,856

Total liabilities and shareholders’ equity	$222,272,808	$226,935,263

Contingencies (note 9)

Approved by the Board of Directors on August 14, 2012:
“Shawn Wallace” Director	“Marcel de Groot” Director

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

Condensed Interim Consolidated Statements of Comprehensive Loss - Unaudited
Three months ended June 30, 2012 and 2011	Expressed in United States Dollars
	Three months ended June 30,
	2012	2011
		(recast
		note 13)
Administration expenses:
Amortization	$27,073	$50,387
Consulting fees, directors' fees and wages and benefits (note 7)	734,109	656,512
Office, rent and administration	337,909	263,273
Professional fees	134,566	99,085
Regulatory fees, transfer agent and shareholder information	44,790	76,035
Share-based compensation (note 6 and 7(a))	1,794,064	2,780,065
Travel, promotion and investor relations	780,932	233,773
	3,853,443	4,159,130

Exploration and evaluation expenditures (note 4)	1,297,057	9,272,336

Other expenses (income):
Accretion expense (note 5)	48,712	61,428
Bank charges and interest	10,968	16,491
Foreign exchange loss (gain)	583,994	(228,181)
Interest and other income	(118,664)	(626,831)
	525,010	(777,093)

Loss and comprehensive loss for the period	$5,675,510	$12,654,373

Loss per share - basic and diluted	$0.08	$0.17

Weighted average number of shares outstanding	75,545,838	75,112,165

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

Condensed Interim Consolidated Statements of Changes in Equity - Unaudited
Three months ended June 30, 2012 and 2011	Expressed in United States Dollars
	Number of shares	Share capital	Equity reserves	Accumulated deficit	Total equity

Balance as at March 31, 2011	74,884,588	$309,345,374	$15,864,395	$(88,889,556)	$236,320,213

Issuance of common shares for:
Exercise of share-based options	419,200	2,663,103	(976,974)	-	1,686,129
Share-based compensation	-	-	4,109,572	-	4,109,572
Net loss for the period	-	-	-	(12,654,373)	(12,654,373)
Balance as at June 30, 2011 (recast note 13)	75,303,788	$312,008,477	$18,996,993	(101,543,929)	$229,461,541

Balance as at March 31, 2012	75,545,838	$313,198,434	$27,227,563	(127,042,141)	$213,383,856

Share-based compensation	-	-	2,498,165	-	2,498,165
Net loss for the period	-	-	-	(5,675,510)	(5,675,510)
Balance as at June 30, 2012	75,545,838	$313,198,434	$29,725,728	(132,717,651)	$210,206,511

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
Condensed Interim Consolidated Statements of Cash Flows - Unaudited
Three months ended June 30, 2012 and 2011	Expressed in United States Dollars
	Three months ended June 30,
	2012	2011
		(recast
		note 13)
Cash provided by (used in):
Operating activities:
Loss for the period	$(5,675,510)	$(12,654,373)
Adjustments for:
Amortization	34,570	120,087
Accretion expense	48,712	61,428
Interest income	(111,633)	(605,531)
Share-based compensation	1,794,064	2,780,065
Share-based compensation included in exploration and
evaluation expenditures	148,413	1,329,506
Unrealized foreign exchange loss (gain)	766,779	(825,237)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(1,845,146)	(1,323,603)
Prepaid expenses and deposits	113,794	(291,246)
Receivables	8,396	60,196
	(4,717,561)	(11,348,708)
Investing activities:
Purchase of plant and equipment	(81,889)	(563,078)
Development costs	(3,888,663)	-
Acquisition of mineral interests	-	(110,000)
Interest received	173,500	423,843
	(3,797,052)	(249,235)
Financing activities:
Shares issued for cash, net of share issuance costs	-	1,686,129
Impact of foreign exchange on cash and cash equivalents	(733,643)	839,848
Decrease in cash and cash equivalents for the period	(9,248,256)	(9,071,966)
Cash and cash equivalents, beginning the period	197,608,106	236,329,452
Cash and cash equivalents, end of the period	$188,359,850	$227,257,486
Supplemental cash flow information (note 11)

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three months ended June 30, 2012 and 2011
Expressed in United States Dollars

1.	Nature of operations

Keegan Resources Inc. (“Keegan” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia, Canada.  The Company is in the exploration and development stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

The head office, principal address and registered and records office of the Company are located at 1199 West Hastings Street, Suite 700, Vancouver, British Columbia, V6E 3T5, Canada.

Management has estimated that the Company will have adequate funds from existing working capital to meet corporate, development, administrative and property obligations for the coming year, including the completion of a feasibility study for the Esaase property. The Company will require additional financing from time to time, and while the Company has been successful in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

2.	Basis of presentation

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent consolidated annual financial statements for the year ended March 31, 2012. The condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated annual financial statements for the year ended March 31, 2012.

These condensed interim consolidated financial statements were authorized for issue and approved by the Board of Directors on August 14, 2012.

(b)	Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis.

All amounts are expressed in US dollars, unless otherwise stated. References to C$ are to Canadian dollars.

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Keegan Resources Ghana Limited	Ghana	90%
Keegan International (Barbados) Inc.	Barbados	100%
Keegan Ghana (Barbados) Inc.	Barbados	100%

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three months ended June 30, 2012 and 2011
Expressed in United States Dollars

2.	Basis of presentation (continued)

(b)	Basis of presentation and consolidation (continued)

All significant intercompany amounts and transactions have been eliminated on consolidation.

Certain of the prior year’s comparative figures have been reclassified to conform to the presentation adopted in the current year.

 (c)  Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized in note 3 of the audited consolidated financial statements for the year ended March 31, 2012.

3.	Mineral interests and development assets

		Accumulated	Net book
June 30, 2012	Cost	depreciation	value

Acquisition costs, Asumura	$170,043	$-	$170,043

Acquisition costs, Esaase	5,362,508	-	5,362,508
Development costs, Esaase	15,986,161	-	15,986,161
Asset retirement obligation, Esaase	9,042,578	-	9,042,578
Esaase development project	30,391,247	-	30,391,247

	$30,561,290	$-	$30,561,290

		Accumulated	Net book
March 31, 2012	Cost	depreciation	value

Acquisition costs, Asumura	$170,043	$-	$170,043

Acquisition costs, Esaase	5,362,508	-	5,362,508
Development costs, Esaase	11,830,057	-	11,830,057
Asset retirement obligation, Esaase	8,460,126	-	8,460,126
Esaase development project	25,652,691	-	25,652,691

	$25,822,734	$-	$25,822,734

Based on positive results of a pre-feasibility study the Company has Proven and Probable Mineral reserves and effective October 1, 2011 began capitalizing costs associated with the development of the Esaase Gold Project.

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three months ended June 30, 2012 and 2011
Expressed in United States Dollars

3.	Mineral interests and development assets (continued)

Reconciliation of  mineral interests

	Three months ended	Year ended
	June 30, 2012	March 31, 2012

Opening balance	$25,822,734	$10,581,692

Additions:
Acquisition costs, Esaase	-	2,166,009
Development costs, Esaase	4,156,104	11,830,057
Asset retirement obligation	582,452	1,244,976
	4,738,556	15,241,042

Closing balance	$30,561,290	$25,822,734

Summary of development costs, Esaase

	Three months ended June 30,
	2012	2011

Esaase:
Camp operations	$797,554	$-
Development support costs	15,338	-
Feasibility studies and engineering	1,418,193	-
Sustainability	1,284,638	-
Share-based compensation	555,688	-
VAT receivable allowance	84,693	-
Total development costs, Esaase	$4,156,104	$-

(a)	Essase gold project

The Company acquired a 100% interest in the Esaase Gold property in the southwest part of the Republic of Ghana (“Ghana”), West Africa. The property is subject an underlying 10% interest and 5% royalty (see note 9(a)) to the Ghanaian government and a 0.5% royalty payable to the Bonte Liquidation Committee. The Company was granted the full Esaase Mining Lease by the Ghanaian Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the royalties and government commitments.

The Company acquired a 100% interest in the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. The Ghanaian government retains a standard 10% carried interest and 3% royalty based on the existing mining lease and the Bonte Liquidation Committee retains a 0.5% royalty.

Subsequent to the granting of the Esaase and Jeni mining leases, the Ghanaian government amended the royalty scheme in Ghana to a 5% royalty for all mining projects and uncertainty now exists as to the final royalty rate applicable to the property (see note 9(a)).

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three months ended June 30, 2012 and 2011
Expressed in United States Dollars

3.       Mineral interests and development costs (continued)

(a)	Essase gold project (continued)

The Company owns a 100% interest in the Asuowin Concession situated contiguous to and directly south of the Esaase Gold property and a 100% interest in the Dawohodo prospecting concession a mineral concession adjacent to the Esaase Gold property.

On July 15, 2010, the Company entered into an option agreement with Sky Gold Mines Limited (“SGM”) whereby the Company was granted the exclusive option by SGM to acquire a 100% interest in a four-part concession adjacent to the Esaase Gold property. Pursuant to the agreement the Company is required to make staged payments totaling $400,000, and issue in stages a total of 50,000 shares of the Company. As at June 30, 2012, the Company had made payments totaling $140,000 and issued 20,000 shares of the Company. Subsequent to June 30, 2012 the Company paid $110,000 and issued 10,000 shares. The remaining $150,000 and 20,000 shares will be paid and issued at the Company’s option, on the third anniversary of this option agreement, at which time the Company will own 100% of the SGM concession. The concession is subject to a 2% net smelter returns royalty (“NSR”) payable to SGM.

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian Minerals and Mining Act of 2006, as at March 31, 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of the Esaase Gold property through an interest in Keegan Resources Ghana Limited (“Keegan Ghana”).

Keegan Ghana reserved 10% of its common shares for issuance to the Ghanaian government, and one government representative was appointed to the Board of Directors of Keegan Ghana. The Ghanaian government is entitled to 10% of declared dividends from the net profit of Keegan Ghana at the end of a financial year. As the free carried interest does not result in an obligation on behalf of the Ghanaian government to contribute to the capital of Keegan Ghana nor share in the entity’s losses, a non-controlling interest is not recognized while Keegan Ghana is in a net liability position.

(b)	Asumura gold project

The Company owns a 100% interest in the Asumura Reconnaissance Concession (“Asumura property”) located in Ghana. The Asumura property is subject to a 3.5% NSR royalty payable to GTE Ventures Limited. (“GTE”), 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 5% gross revenue royalty and 10% ownership by the Ghanaian government.

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three months ended June 30, 2012 and 2011
Expressed in United States Dollars

4.	Exploration and evaluation expenditures

Exploration and evaluation expenditures are comprised of expenditures incurred on mineral interests in areas where the technical feasibility and economic recoverability has not yet been established.

Summary of  exploration and evaluation expenditures

	Three months ended June 30,
	2012	2011

Esaase:
Camp operations	$237,982	$439,047
Development support costs	-	380,118
Equipment and infrastructure	-	307,239
Engineering studies	-	1,432,772
Exploration drilling	518,889	1,106,703
Exploration support costs	326,449	726,614
Health and environmental	-	587,519
Technical and in-fill drilling	-	2,324,272
Share-based compensation	148,413	1,329,506
VAT receivable allowance	63,024	638,546
	1,294,757	9,272,336

Asumura:	2,300	-
Total exploration and evaluation expenditures	$1,297,057	$9,272,336

5.	Asset retirement provision

The asset retirement provision relates to current and historical disturbance caused to the mineral concessions within the area of interest of the Esaase development project. Management has determined that these areas will be included as part of the project’s life-of-mine rehabilitation program. The present value of this constructive obligation has been recorded as a non-current provision.

Esaase development project	Three months ended	Year ended
	June 30, 2012	March 31, 2012

Opening balance	$8,737,634	$7,242,082
Additions	582,452	1,244,976
Accretion	48,712	250,576

Closing balance	$9,368,798	$8,737,634

Undiscounted and uninflated estimated future cash obligation	$8,532,476	$8,532,476
Expected term until settlement	13 years	13 years
Discount rate	1.67%	2.23%

The increase in the asset retirement provision relates to a decrease in the discount rate as noted above.

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three months ended June 30, 2012 and 2011
Expressed in United States Dollars

6.	Equity reserves

Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 10% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

Share-based options movement	Number of shares	Weighted average exercise price

Balance, March 31, 2012	4,947,500	C$5.41
Granted	2,202,500	C$3.74
Forfeited	(423,750)	C$7.54
Balance, June 30, 2012	6,726,250	C$4.73

The following table summarizes the share-based options outstanding and exercisable at June 30, 2012:

Exercise price	Number outstanding at June 30, 2012	Expiry date	Number exercisable at June 30, 2012

C$4.20	345,000	February 5, 2013	345,000
C$1.12	12,500	January 15, 2014	12,500
C$3.31	70,000	June 2, 2014	70,000
C$3.10	225,000	January 2, 1900	225,000
C$3.10	75,000	July 17, 2014	75,000
C$4.01	320,000	October 6, 2014	320,000
C$6.50	220,000	December 13, 2014	220,000
C$6.19	1,347,500	May 26, 2015	1,347,500
C$8.00.	331,250	March 17, 2016	309,375
C$4.59	1,577,500	February 16, 2017	591,563
C$3.74	2,202,500	June 7, 2017	550,625
	6,726,250		4,066,563
Weighted average contractual life
remaining at June 30, 2012 (years)	3.80		3.14

During the three months ended June 30, 2012, under the Black-Scholes option pricing model, $1,942,477 (June 30, 2011 - $4,109,571) in share-based compensation expense was recorded in the statement of comprehensive loss of which $148,413 (June 30, 2011 - $1,329,506) was included in exploration and evaluation expenses. In addition, during the three months ended June 30, 2012, share-based compensation of $555,688 was included in mineral interests and development costs (June 30, 2011 - $Nil).

The fair value of share-based options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three months ended June 30, 2012 and 2011
Expressed in United States Dollars

6.	Equity reserves (continued)

	Three months ended June 30,
	2012	2011

Risk free interest rate	1.23%	2.22%
Expected dividend yield	0%	0%
Stock price volatility	70%	89%
Forfeiture rate	1.03%	1.28%
Expected life of options	3.48 years	3.64 years

7.     Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by the management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

(a)      Key management compensation

Transactions with key management personnel were as follows:

	Three months ended June 30,
	2012	2011

Salaries and benefits	$317,435	$325,735
Share-based payments	1,139,949	2,281,217
	$1,457,384	$2,606,952

Key management personnel consist of directors and officers of the Company.

(b)      Other related parties balances and transactions

Related party transactions (recoveries):

	Three months ended June 30,
	2012	2011

Universal Mineral Services Ltd. (i)	$738,381	$-
Rock-on Exploration Ltd. (ii)	15,000	35,370
Other public companies (iii)	-	(311,506)
	$753,381	$(276,136)

Related party balances receivable (payable):

	June 30, 2012	March 31, 2012

Universal Mineral Services Ltd. (i)	$(293,074)	$-
Rock-on Exploration Ltd. (ii)	(15,643)	(41,532)
Other public companies (iii)	-	18,126
	$(308,717)	$(23,406)

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three months ended June 30, 2012 and 2011
Expressed in United States Dollars

7.     Related party balances and transactions (continued)

(i)	Universal Mineral Services Ltd. (“UMS”)

UMS was a wholly owned subsidiary of the Company until March 30, 2012, at which time the Company disposed of a net 75% interest in UMS and relinquished control. UMS is now a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provides geological, corporate development, administrative and management services to the Company on cost recovery basis.

(ii)	Rock-on Exploration Ltd. (“Rock-on”)

Rock-on is a private company controlled by a director of the Company. Pursuant to this geological consulting agreement, the Company pays $5,000 per month plus benefits ($10,000 per month plus benefits for the three months ended June 30, 2011).

(iii)	Other public companies

During the year ended March 31, 2012, the Company recovered on a cost recovery basis, geological, corporate development, administrative and management services provided by UMS, to several companies with directors and officers in common. As UMS is no longer a wholly owned subsidiary, the Company is not recovering any costs from these related parties.

8.      Commitments

As at June 30, 2012, the Company did not have any significant contractual commitments except as disclosed in note 3.

9.      Contingencies

(a)	Ghanaian mining royalties and taxes

On March 19, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Act now states that a holder of a mining lease, restricted mining lease, or small scale mining license shall pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently,  uncertainty exists on how this amendment will affect the Esaase gold property’s existing mining lease and whether the rate will change as the Company goes through negotiations with the government with respect to a stability agreement on the project.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from current rates to a straight-line depreciation of 20% per year over 5 years. A 10% windfall profit tax has been proposed but to date has not been enacted. The windfall profit tax will be calculated based on taxable income less taxes paid, capital expenditures incurred, additions to inventory and various other deductions and additions.

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three months ended June 30, 2012 and 2011
Expressed in United States Dollars

9.      Contingencies (continued)

(b)	Esaase option agreement suit

Keegan Ghana was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by Sametro Co. Ltd., the company that had originally optioned the Esaase gold property to the Company (the “Litigation”). The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian law.

Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff.

Effective October 31, 2011, the Company entered into a written settlement agreement with two parties who together hold a 60% interest in the outcome of the Litigation. These parties acquired their interests in the Litigation pursuant to a settlement agreement reached in 2010 with the principal plaintiff, Sametro Co Ltd. that was entered into the Ghana High Court at Tarkwa. Keegan's partial settlement agreement provides that the two settling parties will receive an aggregate of $1.5 million conditional primarily upon acceptance of the agreement by the Ghanaian Court and certain other conditions all of which can be waived by Keegan in its sole discretion. The Company has made payments totaling $0.1 million and has recorded a current liability of $1.4 million for the remainder of the settlement amount.

The Company continues to view the remaining litigation as without legal merit and the claim will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company’s potential liability for damages, if any, is currently not determinable.

(c)	Financial guarantee

The Company continues to provide a financial guarantee for the UMS office lease.

10.           Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

Geographic allocation of non-current assets

June 30, 2012	Canada	Ghana	Total

Plant and equipment	$169,008	$1,838,665	$2,007,673
Investment in associate	627,394	-	627,394
Mineral interests	-	30,561,290	30,561,290
	$796,402	$32,399,955	$33,196,357

March 31, 2012	Canada	Ghana	Total

Plant and equipment	$172,393	$1,812,326	$1,984,719
Investment in associate	627,394	-	627,394
Mineral interests	-	25,822,734	25,822,734
	$799,787	$27,635,060	$28,434,847

KEEGAN RESOURCES INC.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited
Three months ended June 30, 2012 and 2011
Expressed in United States Dollars

10.           Segmented information (continued)

Geographic allocation of loss

	Canada	Ghana	Total

Three months ended June 30, 2012	$4,120,817	$1,554,693	$5,675,510
Three months ended June 30, 2011	$3,064,051	$9,590,322	$12,654,373

11.       Supplemental cash flow information

	Three months ended June 30,
	2012	2011
Income tax paid	$-		$-
Depreciation included in exploration
and evaluation expenses	7,497	69,700
Depreciation included in mineral interests
and development costs	24,365		-
Reclassification of equity reserves on exercise
of share-based options	-	976,974
Mineral interests and development costs included
in accounts payable and accrued liabilities	312,613		-
Share-based compensation included in
mineral interests and development cost	555,688		-

12.      Financial instruments

The Company is exposed to currency risk through its holding of Canadian dollar (“CAD”) cash and cash equivalents. At June 30, 2012, the Company had a CAD balance of $33.0 million ($37.8 million at March 31, 2012), expressed in US dollar equivalents.

13.       Recast

In its June 30, 2011 interim financial statements the Company originally recorded share purchase warrants issued to brokers as a fair value liability with movements in fair value recorded in net loss. The cost of these warrants should have been recorded as a reduction of share capital and not subsequently adjusted for changes in fair value. The adjustments to the June 30, 2011 comparative figures presented are an increase to loss for the three months ended June 30, 2011 of $383,260, and as at June 30, 2011 a decrease to the warrant liability of $468,810 and an increase to shareholders’ equity of $468,810 (March 31, 2011 - $852,070), all as compared to amounts previously presented.